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FOR IMMEDIATE RELEASE


                             VIMPELCOM ANNOUNCES NEW
                            STOCK REPURCHASE PROGRAM


Moscow and New York (May 11, 2005) -- Open Joint Stock Company "Vimpel-Communications" ("VimpelCom" or the "Company") (NYSE: VIP) today announced that its board of directors has authorized VC ESOP N.V., an indirect wholly-owned subsidiary, to repurchase up to 544,000 of American Depositary Shares, or ADSs, which is equivalent to up to 136,000 shares of the Company's common stock, par value 0.5 kopecks per share, beginning May 13, 2005. The number of shares underlying ADSs that may be repurchased equals approximately 0.3% of shares currently outstanding. The Company and VC ESOP intend to utilize the repurchased shares for the issuance of stock based compensation awards.

The ADSs will be repurchased from time to time in open market transactions or privately negotiated transactions at VC ESOP's discretion, subject to market conditions and other factors, including the Company's insider trading policy, United States and Russian securities laws and Rule 10b-18 of the Securities Exchange Act of 1934.

VimpelCom also announced that it has established a systematic purchasing plan under Rule 10b5-1 of the Securities Exchange Act of 1934 to facilitate repurchases under the repurchase program. Rule 10b5-1 permits a public company to repurchase its shares at times when it ordinarily would not be in the market because of self-imposed trading blackout periods. Under the Rule 10b5-1 plan, certain specified amounts of ADSs will be purchased on a daily basis provided that specified trading prices are achieved. The Rule 10b5-1 plan expires upon the earliest of May 4, 2006, the purchase of all the ADSs covered by the plan, or certain other specified events.

Depending on market conditions, VC ESOP may conduct repurchases under the repurchase program in the open market and in privately negotiated transactions from time to time during its normal trading windows.

The  Company also  announced that it has  amended its Amended and  Restated 2000

                                    - more -

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VimpelCom Announces New Stock Repurchase Program
Page 2 of 2

Stock Option Plan to increase the maximum number of shares available for issuance under the Plan from 250,000 to 450,000 common shares (equivalent to 1,800,000 ADSs) and to extend the term of the Plan to December 31, 2015.

This press release contains "forward-looking statements," as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the Company and VC ESOP N.V.'s ability to repurchase ADSs and establish a Rule 10b5-1 plan and are based on Management's best assessment of the Company's strategic and financial position and of future market conditions and opportunities. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of changes in market conditions, unforeseen developments from competition, governmental regulations of the wireless telecommunications industry, general political uncertainties in Russia and the CIS, general economic developments in Russia and the CIS and other factors. As a result of such risks and uncertainties, there can be no assurance that the effects of competition or current or future changes in the political, economic and social environment or current or future regulation of the telecommunications industries in Russia or the countries of the CIS will not have a material adverse effect on the VimpelCom Group, and there can be no assurance that the Company will be able to undertake any of the actions described above in the manner described in this press release. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2004 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin                                        Ian Bailey/Michael Polyviou
VimpelCom (Moscow)                                   Financial Dynamics
Tel:  7(095) 974-5888                                Tel:  (212) 850-5600
Investor_Relations@vimpelcom.com                     mpolyviou@fd-us.com